                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                         WATCHGUARD TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                      (Name of Subject Company (Issuer))

                         WATCHGUARD TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                      (Names of Filing Person (Offeror))

            OPTIONS TO PURCHASE COMMON STOCK WITH AN EXERCISE PRICE
                         EQUAL TO OR GREATER THAN $15
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   941105108
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                             CHRISTOPHER G. SLATT
               Chief Executive Officer and Chairman of the Board
                       505 Fifth Avenue South, Suite 500
                          Seattle, Washington  98104
                                (206) 521-8340
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

--------------------------------------------------------------------------------
                                  Copies to:
                               STEPHEN M. GRAHAM
                                 ALAN C. SMITH
                      Orrick, Herrington & Sutcliffe LLP
                         719 Second Avenue, Suite 900
                          Seattle, Washington  98104
                                (206) 839-4300
--------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

          Transaction Valuation*                Amount of Filing Fee
          ----------------------                --------------------

               $7,332,731                              $1,467

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,866,559 shares of WatchGuard common stock having an aggregate value of $7,332,731 as of June 25, 2001, will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 1/50th of one percent of such value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by WatchGuard Technologies, Inc. to eligible optionholders to exchange, for compensatory purposes, all outstanding options to purchase WatchGuard common stock granted under WatchGuard's 1996 Stock Incentive Compensation Plan and 2000 Stock Option Plan (together, the "Plans") that (a) have an exercise price equal to or greater than $15 and (b) were granted to a participating optionholder within the six months preceding the date on which the options are cancelled that have a lower exercise price than any option that optionholder tenders, including any such options with an exercise price of less than $15 ("Eligible Options"), for replacement options to purchase WatchGuard common stock. WatchGuard intends to grant the replacement options on the day that is six months and one day (or as soon as practicable thereafter) after the cancellation of Eligible Options accepted for exchange and will be granted under the Plan from which the canceled option was originally granted. The exercise price of the each replacement option will be the fair market value of WatchGuard's common stock on the date they are granted, and except as described in the Offering Memorandum (as defined below), the replacement options will be vested and exercisable to the same degree as the original options would have been had they not been cancelled.

     The replacement options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the disclosure document for the Offer to Exchange Certain Outstanding Stock Options, dated July 2, 2001 (the "Offering Memorandum") and the accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Options, which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) (collectively, as they may be amended from time to time, the "Offer").

     Eligible optionholders include all optionholders who are employees (including officers), consultants or directors of WatchGuard or its subsidiaries are eligible to participate in the option exchange. Any eligible optionholder who does not have the same relationship as an employee, consultant or director (as applicable) of WatchGuard, its subsidiary or any successor company in a merger or acquisition (as applicable) on the replacement grant date as he or she had with WatchGuard or its subsidiary on the cancellation date will not receive a replacement option or any other consideration for his or her cancelled option.

Item 1.  Summary Term Sheet.

     The information set forth in the section entitled "Summary and Frequently Asked Questions" in the Offering Memorandum is incorporated by reference into this Item 1.

Item 2.  Subject Company Information.

     (a) The name of the issuer is WatchGuard Technologies, Inc., a Delaware corporation. The address and telephone number of its principal executive offices is 505 Fifth Avenue South, Suite 500, Seattle, Washington 98104-3892, (206) 521-8340.

     (b) If WatchGuard receives and accepts tenders of all Eligible Options held by all eligible optionholders, subject to the terms and conditions of the Offer, WatchGuard will grant replacement options to purchase an aggregate of 2,866,559 shares of its common stock. This represents approximately 44% of all common stock subject to options outstanding as of June 25, 2001 and approximately 11% of its common stock outstanding as of June 25, 2001.

     (c) The information set forth in Section 13 of the Offering Memorandum ("Price Range of Common Stock; Dividends; Prior Public Offerings; Prior Purchases of Subject Securities") is incorporated by reference into this Item 2(c).

Item 3.  Identity and Background of Filing Person.

     (a) The filing person is WatchGuard Technologies, Inc. The information set forth in Item 2(a) above and in Schedule A to the Offering Memorandum ("Information Concerning the Directors and Executive Officers of WatchGuard Technologies, Inc.") is incorporated by reference into this Item 3(a).

Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offering Memorandum in the section entitled "Summary and Frequently Asked Questions," Section 1 ("Eligible Options; Replacement Options; Employment Status; Expiration and Extension of Offer; Notification"), Section 4 ("Procedure for Tendering Options"), Section 5 ("Withdrawal or Change of Election"), Section 6 ("Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement"), Section 7 ("Conditions to the Offer; Waiver of Conditions"),
Section 8 ("Source and Amount of Consideration"), Section 10 ("U.S. Federal Income Tax Consequences") and Section 15 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated by reference into this Item 4(a). In addition, form stock option letter agreements for the Plans are attached as exhibits (d)(3), (d)(4) and (d)(5) to this Schedule TO. In general, the terms and conditions of the replacement options will be substantially similar to the terms and conditions of the form stock option letter agreements, except as otherwise described in the Offering Memorandum. Each optionee should, however, refer to the specific terms and conditions set forth in his or her individual stock option letter agreement(s), as those will be the terms and conditions applicable to his or her replacement option(s).

     (b) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 4(b).

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

     (e) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 5(e).

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The Offer is being conducted for the compensatory purposes described in the Offering Memorandum. The information set forth in Section 3 of the Offering Memorandum ("Purpose of the Offer; No Extraordinary Transactions; No Recommendation") is incorporated by reference into this Item 6(a).

     (b) The Eligible Options accepted for exchange by WatchGuard pursuant to the Offer will be canceled by WatchGuard in exchange for replacement options WatchGuard intends to grant on a date that is six months and one day (or as soon as practicable thereafter) after the cancellation date. The information set forth in the Offering Memorandum in Section 6 ("Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement") and Section 15 ("Status of Options Acquired in the Offer; Accounting Consequences of the Offer") is incorporated by reference into this
Item 6(b).

     (c) The information set forth in Section 3 of the Offering Memorandum ("Purpose of the Offer; No Extraordinary Transactions; No Recommendation") is incorporated by reference into this Item 6(c).

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in Section 8 of the Offering Memorandum ("Source and Amount of Consideration") is incorporated by reference into this
Item 7(a).

     (b) The information set forth in Section 7 of the Offering Memorandum ("Conditions to the Offer; Waiver of Conditions") is incorporated by reference into this Item 7(b).

     (d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 8(a).

     (b) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 8(b).

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10.  Financial Statements.

     (a) The information set forth in (1) the sections entitled "Selected Financial Data" and "Financial Statements and Supplementary Data" on page 29 and pages 46 through 69 of WatchGuard's annual report on Form 10-K for the year ended December 31, 2000 and (2) the section entitled "Financial Information" on pages 3 through 9 of WatchGuard's quarterly report on Form 10-Q for the quarter ended March 31, 2001 is incorporated by reference into this Item 10(a). Copies of the annual report and quarterly report, excluding exhibits, may be obtained free of charge upon request to WatchGuard and may be inspected and copied free of charge at WatchGuard's principal executive offices. Copies of exhibits are available for a nominal fee.

     The information set forth in Section 12 of the Offering Memorandum ("Financial Information") is incorporated by reference into this Item 10(a).

     (b)  Not applicable.

Item 11.  Additional Information.

     (a) (1) The information set forth in Section 14 of the Offering Memorandum ("Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options") is incorporated by reference into this Item 11(a)(2).

          (2) The information set forth in Section 16 of the Offering Memorandum ("Legal Matters; Regulatory Approvals") is incorporated by reference into this Item 11(a)(2).

          (3)-(5)  Not applicable.

     (b)  Not applicable.

Item 12.  Exhibits.

     (a)(1)(i)    Offering Memorandum dated July 2, 2001.

     (a)(1)(ii)   Form of Election Form.

     (a)(1)(iii)  Form of Notice of Change of Election.

     (a)(1)(iv)   Form of Agreement to Grant Replacement Option.

     (a)(2) The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum ("Purpose of the Offer; No Extraordinary Transactions; No Recommendation") is incorporated by reference into this Item 12(a)(2).

     (a)(3)-(5)   Not applicable.

     (b)          Not applicable.

     (c)          Not applicable.

     (d)(1) WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard's registration statement on Form S-1 (File No. 333-76587), originally filed with the SEC on April 20, 1999, as amended).

     (d)(2) WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard's quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001).

     (d)(3) Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Incentive Stock Option Letter Agreement.

     (d)(4) Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement.

     (d)(5) Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement.

     (g)          Not applicable.

     (h)          Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     Not applicable.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WatchGuard Technologies, Inc.


Date:  July 3, 2001                  /s/ Christopher G. Slatt
                                    ---------------------------------------
                                    Christopher G. Slatt
                                    Chief Executive Officer and Chairman of
                                    the Board

                               INDEX TO EXHIBITS

Exhibit Number                              Description

(a)(1)(i)           Offering Memorandum, dated July 2, 2001

(a)(1)(ii)          Form of Election Form

(a)(1)(iii)         Form of Notice of Change of Election

(a)(1)(iv)          Form of Agreement to Grant Replacement Option

(d)(1) WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard's registration statement on Form S-1 (File No. 333-76587), originally filed with the SEC on April 20, 1999, as amended)

(d)(2) WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard's quarterly report on Form 10-Q for the period ended March 31, 2001, filed with the SEC on May 15, 2001)

(d)(3) Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Incentive Stock Option Letter Agreement

(d)(4) Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement

(d)(5) Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement